[redacted] [redacted]

DD 6/7/13

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response..	12.00

SECU[barcode]IISSION

13025119

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 0 7 2013
REGISTRATIONS BRANCH

SEC Mail Processing Section
MAR 19 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Valley Forge Asset Management Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South Warner Road, Suite 200
(No. and Street)

King of Prussia	**PA**	**19406**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Swallow — **(610) 687-6800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Blvd., Suite 900	**McLean**	**VA**	**22102-4261**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

[redacted]

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 6/11/13

OATH OR AFFIRMATION

I, Michael F. Swallow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valley Forge Asset Management Corp., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Christine D. McEwan, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires June 28, 2014
Member, Pennsylvania Association of Notaries

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. 1
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Index
December 31, 2012 and 2011

pwc

Independent Auditor's Report

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corp.

We have audited the accompanying financial statements of Valley Forge Asset Management Corp. (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) (the "Company"), which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of income, of shareholders' equity, changes in subordinated borrowings and of cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

pwc

Other Matters

The Company is a wholly-owned subsidiary of Susquehanna Bancshares, Inc. As disclosed in the notes to the financial statements, the Company has transactions and relationships with affiliated companies. As such, the financial position of the Company is not necessarily indicative of that which would have been, had the Company operated independently.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2013

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Statements of Financial Condition
December 31, 2012 and 2011

	2012	2011
Assets		
Cash and cash equivalents	$ 5,044,612	$ 2,118,346
Restricted cash	100,000	100,000
Total cash and cash equivalents	5,144,612	2,218,346
Investment advisory fees receivable	3,874,717	3,513,114
Short-term investments	4,001,346	2,002,437
Trading instruments, at fair value	2,507,935	3,007,630
Prepaid expenses and other assets	2,365,556	3,998,450
Other receivable	14,122	6,947
Furniture and equipment, at cost, less accumulated depreciation of $162,602 and $142,809, respectively	157,377	161,682
Goodwill	19,801,138	19,801,138
Customer intangible, net of accumulated amortization of $3,236,374 and $2,197,702, respectively	1,928,857	2,967,529
Total assets	$ 39,795,661	$ 37,677,273
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$ 2,830,800	$ 2,132,790
Investment advisory fees payable	105,514	92,550
Income tax payable	596,163	80,822
Deferred tax liability, net	2,069,463	2,427,975
Subordinated borrowings from Affiliate	31,000,000	31,000,000
Total liabilities	36,601,940	35,734,137
Shareholder's equity		
Common stock, $.01 par value, 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	52,181	52,181
Retained earnings	3,141,539	1,890,954
Total shareholder's equity	3,193,721	1,943,136
Total liabilities and shareholder's equity	$ 39,795,661	$ 37,677,273

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Statements of Income
Years Ended December 31, 2012 and 2011

	2012	2011
Revenues		
Investment advisory fees	$ 13,807,425	$ 11,683,027
Commissions	2,579,603	3,181,370
Other income	1,193,540	1,234,204
Interest and dividends	76,334	72,110
Trading (losses) gains	(3,642)	10,364
Total revenues	17,653,260	16,181,075
Expenses		
Employee compensation and benefits	7,345,171	7,031,829
Commissions	356,105	467,335
Regulatory fees and expenses	168,365	161,474
Consulting and professional expenses	1,219,970	1,137,997
Communications and data processing expenses	304,539	277,414
Occupancy expenses	364,248	392,821
Interest expense	3,100,000	3,100,000
Other expenses	2,557,002	1,153,741
Total expenses	15,415,400	13,722,611
Income before provision for income taxes	2,237,860	2,458,464
Provision for income taxes	987,275	928,255
Net income	$ 1,250,585	$ 1,530,209

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Statements of Changes in Shareholder's Equity
Years Ended December 31, 2012 and 2011

	Common Stock Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance as of December 31, 2010	100	$ 1	$ 52,181	$ 1,135,745	$ 1,187,927
Net income	-	-	-	1,530,209	1,530,209
Cash dividends	-	-	-	(775,000)	(775,000)
Balance as of December 31, 2011	100	1	52,181	1,890,954	1,943,136
Net income	-	-	-	1,250,585	1,250,585
Balance as of December 31, 2012	100	$ 1	$ 52,181	$ 3,141,539	$ 3,193,721

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Statements of Changes in Subordinated Borrowings
Years Ended December 31, 2012 and 2011

Subordinated borrowings at December 31, 2010	$ 31,000,000
Additional subordinated borrowings during the year	-
Repayment of subordinated borrowings during the year	-
Subordinated borrowings at December 31, 2011	31,000,000
Additional subordinated borrowings during the year	-
Repayment of subordinated borrowings during the year	-
Subordinated borrowings at December 31, 2012	$ 31,000,000

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Statements of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities		
Net income	$ 1,250,585	$ 1,530,209
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization, net of accretion	1,058,465	397,130
Losses (gains) from trading securities	3,642	(10,364)
(Decrease) increase in deferred tax liability, net	(358,512)	43,493
(Increase) decrease in operating assets		
Investment advisory fees receivable	(361,603)	(337,981)
Other receivable	(7,175)	3,310
Prepaid expenses and other assets	1,632,894	1,393,092
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities	698,010	(331,562)
Investment advisory fee payable	12,964	(430,655)
Income tax payable	515,341	(105,137)
Net cash provided by operating activities	4,444,611	2,151,535
Cash flows from investing activities		
Purchase of advisory accounts	-	(850,000)
Purchase of short-term investments	(4,000,000)	(2,745,284)
Proceeds from the maturity of short-term investments	2,001,091	3,670,908
Purchase of trading instruments	(3,000,002)	21,336
Proceeds from the maturity of trading instruments	3,496,054	(26,237)
Purchases of furniture and equipment	(15,488)	-
Net cash (used in)/provided by investing activities	(1,518,345)	70,723
Cash flows from financing activities		
Cash dividends paid to Parent	-	(775,000)
Net cash used in financing activities	-	(775,000)
Increase in cash and cash equivalents	2,926,265	1,447,258
Cash and cash equivalents		
At January 1	2,118,346	671,088
At December 31	$ 5,044,612	$ 2,118,346
Supplemental disclosure of cash flow information		
Cash paid during the period for		
Income taxes	$ 674,545	$ 1,087,129
Interest expense	$ 3,100,000	$ 3,100,000

The accompanying notes are an integral part of these financial statements.

1. The Company

Valley Forge Asset Management Corp. (the "Company") was incorporated on October 10, 1973. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis. In 2000, Susquehanna Bancshares, Inc. (the "Parent"), a bank holding company headquartered in Lititz, Pennsylvania, acquired the Company.

2. Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under this basis, revenues are recognized in the year in which they are earned and become measurable, and expenses are recognized in the year they are incurred. The Company's revenues consist primarily of individual and institutional investment advisory fees and commissions on customer trades. Investment advisory fees are recognized as income when earned under the accrual basis of accounting. Securities transactions and commission revenue and related expenses are recorded on a trade date basis. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (U.S. GAAP) and to general practices in the financial industry.

The more significant policies follow:

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Significant estimates that are particularly susceptible to significant change in the near term relate to the determination of a reimbursement for customer losses, fair value of instruments and estimates for income taxes.

Cash and Cash Equivalents
Cash and cash equivalents are defined as cash and short-term investments having an original maturity of three months or less.

Restricted Cash
Restricted cash is cash that is restricted under the Company's agreements with its clearing broker-dealer.

Short-Term Investments
Short-term investments are cash and cash equivalents with original maturities of three months or more.

Trading Instruments
The Company classifies debt and equity securities as trading securities. These securities are reflected in the statement of financial condition at fair value with changes in fair value recognized in earnings of each period. They include U.S. government securities and an auction rate security ("ARS").

The ARS matures on March 1, 2042. The Company purchased the ARS and a derivative instrument that permits the Company to receive cash flows based on the value of the ARS when and if sold prior to its maturity and cash flows based on changes in a published interest rate index compared to the current interest rate quoted on the ARS. The ARS and the derivative instrument are both reported as trading instruments. Changes in fair value of the instruments are reported as trading gains/losses in the income statement. As of December 31, 2012 and 2011, the ARS was valued at $460,625 and $500,000, respectively, with a trading loss of $39,375 and $0 for each of the years then ended. As of December 31, 2012 and 2011, the derivative instrument was valued at $28,230 and $0, respectively, with a trading gain of $28,320 and $0 for each of the years then ended."

Furniture and Equipment
Office and computer equipment are recorded at cost. Depreciation is provided on a straight-line basis. When items of furniture and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciable lives of the items included at December 31, 2012 and 2011 are as follows:

Computer equipment	five years
Office equipment	seven years

Depreciation expense, in the amounts of $19,793 and $21,003, was recognized for the years ended December 31, 2012 and 2011, respectively.

Investment Advisory Fees Receivable
Investment advisory fees receivable includes fees receivable from both individual and institutional customers. Investment advisory fee revenue is recognized for the period in which it is earned and is typically based on assets under management.

Goodwill and Customer Intangible
The Company follows Topic 805, *Business Combinations*, and Topic 350, *Goodwill and Other Intangible Assets*. Net assets of companies acquired in purchase transactions are recorded at their fair value at the date of acquisition. Intangible assets acquired in acquisitions are identified and amortized over their useful lives, which is further detailed in Note 4.

The Parent tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. The interim and annual goodwill impairment tests, which require significant judgment and analysis, performed during the year ended December 31, 2012, indicated that there was no impairment of the Company's goodwill or intangible assets.

Fair Value of Financial Instruments
Financial instruments are reported in the financial statements at fair value.

Income Taxes
The Company is included in the consolidated federal income tax return for the Parent. The Company's method of accounting for income taxes conforms with Topic 740, *Income Taxes*, utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

Concentration of Credit Risk
Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company deposits its cash and cash equivalents with its principal bank, Susquehanna Bank, which is an affiliated bank of its Parent. The Company has not required collateral for its accounts receivable.

3. Trading Instruments

The amortized cost and estimated fair values as of December 31, 2012 and 2011 are as follows:

As of December 31, 2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trading Instruments:				
Auction rate security	$ 500,000	$ -	$ 39,375	$ 460,625
Derivative Instrument	$ -	$ 28,230	$ -	$ 28,230
U.S. Government agencies	$ 2,000,000	$ 19,080	$ -	$ 2,019,080
Total trading securities	$ 2,500,000	$ 47,310	$ 39,375	$ 2,507,935

As of December 31, 2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trading Instruments:				
Auction rate security	$ 500,000	$ -	$ -	$ 500,000
U.S. Government agencies	$ 2,496,175	$ 12,306	$ 851	$ 2,507,630
Total trading instruments	$ 2,996,175	$ 12,306	$ 851	$ 3,007,630

The amortized cost and estimated fair value of investment securities as of December 31, 2012 and 2011, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities as issuers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

As of December 31, 2012	Amortized Cost	Fair Value
Trading Instruments:		
After five years but within ten years	$ 2,000,000	$ 2,019,080
After ten years	500,000	488,855
	$ 2,500,000	$ 2,507,935

As of December 31, 2011	Amortized Cost	Fair Value
Trading Instruments:		
Within one year	$ 499,601	$ 498,750
After one year but within five years	-	-
After five years but within ten years	1,996,574	2,008,880
After ten years	500,000	500,000
	$ 2,996,175	$ 3,007,630

The following table shows the gross unrealized gains and losses as of December 31, 2012 and 2011.

	For the Year Ended December 31,	
	2012 Trading Instruments	2011 Trading Instruments
Gross gains	$ 47,310	$ 12,306
Gross losses	(39,375)	(851)
Net gains	$ 7,935	$ 11,455

4. Goodwill and Customer Intangible

The Parent tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate that there may be an impairment. The Parent performed its annual goodwill impairment tests as of May 31 and determined that the fair value exceeded carrying value as of the annual assessment date, and there was no goodwill impairment.

Company measured fair value using a weighted average of the "market multiples" approach and the "income" approach. The income approach measures the value of the reporting unit based on a discount rate to determine the present value of the reporting unit's future economic benefit over ten years, assuming an increase in the reporting unit's revenues and an increase in the reporting unit's expenses using a weighted average of three profitability scenarios.

The Company evaluates customer intangibles for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

On December 23, 2011, the Company acquired assets (advisory contracts) from Sterling Asset Management, LLC, an investment advisory firm located in King of Prussia, PA. The Company paid Sterling $850,000 which is amortized based on the annualized revenues.

The Company recognized amortization expense of $1,038,672 and $376,127, respectively, for the years ended December 31, 2012 and 2011.

Balance, net of accumulated amortization December 31, 2010	$	2,493,656
Amortization		(376,127)
Customer list acquired		850,000
Balance, net of accumulated amortization December 31, 2011	$	2,967,529
Amortization		(1,038,672)
Balance, net of accumulated amortization December 31, 2012	$	1,928,857

Estimated amortization expense for the year ended December 31

2013	450,883
2014	295,204
2015	273,525
2016	251,847
2017	230,169
Subsequent	427,230

5. Subordinated Borrowings

Effective July 1, 2010, the Company borrowed $31,000,000 under an equity type subordinated note agreement with Antietam Finance, LLC, an affiliate of the Parent. The borrowing was approved by FINRA on July 6, 2010, formerly known as the National Association of Securities Dealers (the "NASD"), and bears interest at a rate payable of 10% per annum. The note matures June 30, 2020. The subordinated note is available in computing net capital under the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. Income Taxes

The components of the provision for income taxes for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Current		
Federal	$ 993,426	$ 725,963
State	337,847	166,306
Total current	1,331,273	892,269
Deferred		
Federal	(304,044)	30,947
State	(39,954)	5,039
Total deferred	(343,998)	35,986
Total provision for income taxes	$ 987,275	$ 928,255

The differences between income tax expenses at statutory U.S. federal income tax rates and the Company's effective income tax rates are as follows:

	2012	2011
Tax on pre-tax income at statutory federal rate	$ 785,603	$ 856,835
State tax provision	179,647	113,138
Other	22,025	(41,718)
	$ 987,275	$ 928,255

The components of the net deferred taxes as of December 31 were as follows:

	2012	2011
Deferred tax assets		
Post-retirement benefits	$ 135,776	$ 122,926
Customer list amortization	510,171	210,000
Accrued client reimbursement	252,987	-
Accrued bonuses	272,255	322,252
Other assets	12,839	17,062
Total deferred tax assets	1,184,028	672,240
Deferred tax liabilities		
Deferred compensation	1,884,840	1,875,382
Goodwill amortization	974,994	826,196
Prepaid pension expense	385,643	383,706
Unrealized investment security losses	8,014	4,811
Other liabilities	-	10,120
Total deferred tax liabilities	3,253,491	3,100,215
Deferred tax liability, net	$ 2,069,463	$ 2,427,975

The Company files a consolidated federal tax return with the Parent and the Parent's subsidiaries. The Company determines its current and deferred income tax expense or benefit on a separate company basis. In accordance with the tax sharing agreement, the Parent will reimburse the related entities for any tax benefits recorded on a separate company basis when utilized on the consolidated return, and the related entities will reimburse the Parent for any tax expense recorded on a separate company basis. The amount of tax-related balances due to/(due from) to the Parent was $497,882 and ($141,387) at December 31, 2012 and 2011, respectively.

Uncertainty in Income Taxes

A reconciliation of the beginning amount of unrecognized tax benefits to the ending amount at December 31, 2012 in accordance with ASC 740-10-50, "Income Taxes," is as follows:

Balance at December 31, 2010	$0
Increase for tax positions of prior years	$15,568
Balance at December 31, 2011	$15,568
Increase for tax positions of prior years	$11,688
Balance at December 31, 2012	$27,256

The Company has $27,256 of unrecognized tax benefits, of which $17,716, if recognized would affect the effective tax rate. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. During the twelve months ended December 31, 2012, Valley Forge

Asset Management recognized $0 in interest and penalties and had $0 accrued at December 31, 2012. Prior to December 31, 2011, the Company had no unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction as part of the Parent's consolidated group and on a stand-alone basis in various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, and local examinations by tax authorities before 2008. As of December 31, 2012, there are no federal or state examinations of the Company's tax returns in progress.

7. Benefits Plans

The Parent maintains a 401(k) savings plan which allows the Company employees to invest a percentage of their earnings, matched up to a certain amount specified by the Parent. Contributions to the Parent's 401(k) savings plan, which are included in employee compensation and benefits expense, were $171,327 and $228,098 for the years ended December 31, 2012 and 2011, respectively.

Employees of the Company are covered under the Parent's noncontributory pension plan. Retirees of the Company are covered under the Parent's life insurance and medical benefits plan. For the years ending December 31, 2012 and 2011, the Company contributed $0 to the Parent's pension plan. For the years ending December 31, 2012 and 2011, respectively, the Company had other postretirement benefits expenses of $29,199 and $47,102 for other benefits.

8. Lease Commitments

The Company's headquarters and additional office space is leased from independent third parties. Minimum future lease payments under which the Company is obligated are as follows:

	Third Party Commitments
2013	$ 419,060
2014	434,406
2015	439,644
2016	437,019
2017 and thereafter	529,632
	$ 2,259,761

The Company paid occupancy expense for office space in the amounts of $334,295 and $350,514 and paid rent expense for equipment in the amounts of $20,021 and $18,855 for the years ended December 31, 2012 and 2011, respectively.

9. Related Party Transactions

See Note 6 for information on the subordinated borrowings with the Parent and affiliate. Total interest expense from related party borrowings amounted to $3,100,000 and $3,100,000 for the years ended December 31, 2012 and 2011, respectively.

The Company's employees are eligible to participate in a deferred income plan offered by the Parent. The expense associated with this plan is included as a component of employee compensation and benefits expense on the statements of income.

The Company receives income for portfolio and administrative services provided to affiliates. These amounts are included as part of other income on the statement of income.

Additionally, the Company maintains accounts with Susquehanna Bank, an affiliate of the Parent. These deposits amounted to $504,040 and $418,410 at December 31, 2012 and 2011, respectively.

The Company is a wholly owned subsidiary of the Parent. As such, the statements of financial condition and statements of income may not necessarily be indicative of the financial position and operations that would have existed had the Company operated as an unaffiliated corporation.

10. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $5,479,006, which exceeded the minimum net capital requirement by $5,229,006. The Company's ratio of aggregate indebtedness to net capital was .64 to 1 at December 31, 2012.

11. Concentration Risk

The Company's principal customers are institutional funds, the largest of which accounted for approximately 8.8% and 7.9% of its assets under management and investment advisory fees receivable, respectively, as of December 31, 2012.

12. Commitments and Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. The Company uses a clearing broker to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. The Company indemnifies the clearing broker for any losses incurred in the customer transactions. The Company evaluated this indemnification and determined that there is no contingent liability required to be recorded at December 31, 2012 and 2011.

In July 2012, the Company identified unauthorized trading by a third party broker-dealer in one of the investment advisory client accounts. The Company has accrued a contingent liability of $604 thousand at December 31, 2012 for reimbursement of the loss to the client's account.

13. Fair Value Disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Observable inputs

reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The level in the hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.

At December 31, 2012 and 2011, the Company had made no elections to use fair value as an alternative measurement for selected financial assets and financial liabilities not previously carried at fair value.

Cash and Cash Equivalents and Short-term Investments

For these instruments, securities are classified as Level 1 in the valuation hierarchy. The carrying amount is a reasonable estimate of fair value since they are certificates of deposit and cash held at banks.

Investment Securities

Where other than quoted prices are available in an active market, securities are classified in Level 2 and Level 3 of the valuation hierarchy. Securities in Level 2 are U.S. Government Agencies and in Level 3 is an auction rate security.

Assets Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value as of December 31, 2012 and 2011, on the statements of financial condition by level within the valuation hierarchy. There were no transfers between levels during the year.

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2012	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and Cash Equivalents	$ 5,144,612	$ 5,144,612	$ -	$ -
Short-term Investments	4,001,346	4,001,346	-	-
Auction Rate Security	460,625	-	-	460,625
Derivative Instrument	28,230	-	-	28,230
U.S. Government Agencies	2,019,080	-	2,019,080	-
Total	$ 11,653,893	$ 9,145,958	$ 2,019,080	$ 488,855

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2011	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and Cash Equivalents	$ 2,218,346	$ 2,218,346	$ -	$ -
Short-term Investments	2,002,437	2,002,437	-	-
Auction Rate Security	500,000	-	-	500,000
U.S. Government Agencies	2,507,630	-	2,507,630	-
Total	$ 7,228,413	$ 4,220,783	$ 2,507,630	$ 500,000

Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs
The following tables present rollforwards of the balance sheet amounts for the twelve months ended December 31, 2012 and 2011 for financial instruments classified by the Company within Level 3 of the valuation hierarchy.

	December 31, 2011	Total Gains or Losses (realized/ unrealized)	December 31, 2012
Auction Rate Security	$ 500,000	$ (39,375)	$ 460,625
Derivative Instrument	-	28,230	28,230
Total	$ 500,000	$ (11,145)	$ 488,855

	December 31, 2010	Total Gains or Losses (realized/ unrealized)	December 31, 2011
Auction Rate Security	$ 500,000	$ -	$ 500,000
Total	$ 500,000	$ -	$ 500,000

Changes in total gains or losses relating to instruments held at December 31, 2012 and 2011 was $(11,145) and $0, respectively.

The following table summarizes the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy as of December 31, 2012

Asset Class	Fair Value at December 31	Valuation Technique	Unobservable Input	Range (Weighted Average)
Auction rate security	460,625	Matrix pricing	Recent trades	90.5% - 100% (92.3%)
Derivative Instrument	28,230	Discounted cash flow	Interest rate spread	1.27% - 1.85% (1.56%)

Additional Disclosures about Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Subordinated borrowings
The carrying value for year ended December 31, 2012 and 2011 is $31,000,000, with an interest rate of 10% per annum payable quarterly, maturing June 30, 2020. The estimate of the fair value of subordinated borrowings is not practicable to estimate since the borrowing is held with a related party for the purpose of filling regulatory requirements.

14. Regulatory Matters

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with financial and customer related protection. The consequences of noncompliance can include substantial monetary and nonmonetary penalties. In addition, the Company is subject to comprehensive examination and supervision by governmental and self regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law or are otherwise inconsistent with the regulations or the supervisory policies of these agencies.

15. Subsequent Events

The Company evaluated subsequent events through February 22, 2012. Management reviews and identifies subsequent events through participation at the Board of Directors meetings. All subsequent events requiring recognition as of February 22, 2012, have been incorporated into these financial statements herein.